ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 5, 2015	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Investors Trust (the “Registrant”) Investment Company Act Registration No. 811-05629 Registration Statement on Form N-14 (File No. 333-203804)

Messrs. Zapata and Burak:

This letter provides the Registrant’s response to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Messrs. Alberto Zapata and Tony Burak on May 28, 2015 regarding the above-referenced Registration Statement of the Registrant on Form N-14, filed on May 1, 2015 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of VY® Franklin Mutual Shares Portfolio (the “Acquired Portfolio”), a series of the Registrant, by Voya Large Cap Value Portfolio (the “Acquiring Portfolio”), a series of the Registrant, in exchange for shares of the Acquiring Portfolio (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please confirm that the management fee amounts for the Acquired Portfolio included in the “Annual Portfolio Operating Expenses” table and in the “How does the management of the Portfolios compare?” table are correct.
Response: The Registrant will revise the “How does the management of the Portfolios compare?” table in the definitive filing to reflect the correct management fee for the Acquired Portfolio.
2.	Comment: Please confirm whether the Acquiring Portfolio invests in non-public REITs and, if it does, please revise the relevant risk factor to describe the risks of investment in non-public REITs.
Response: The Registrant confirms that the Acquiring Portfolio does not invest in non-public REITs.

3.	Comment: Please confirm supplementally that there were no Board considerations, other than those described in the “What factors did the Board consider?” section of the Registration Statement, adverse to the ultimate Board determination to recommend the Merger to shareholders.
Response: The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are adequately set forth in this section.
4.	Comment: In the “Notes to Pro Forma Financial Statements (unaudited)” section, please explain the extent to which portfolio securities of the Acquired Portfolio may be repositioned in preparation for the Merger.
Response: The Registrant will include the requested language in the definitive filing.

* * *

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filing captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

* * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:	Elizabeth Reza, Esq. Timothy Diggins, Esq. Kristen Freeman, Esq.

-2-